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                          December 21, 2023

       Frank Karbe
       Chief Executive Officer
       Better Therapeutics, Inc.
       548 Market Street, #49404
       San Francisco, CA 94104

                                                        Re: Better
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-276030

       Dear Frank Karbe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Sam Zucker, Esq.